Exhibit 99.1

PropertyGuru Reports Fourth Quarter and Full Year 2023 Results

Revenue of S$150 Million and Adjusted EBITDA of S$19 Million in 2023

•
Total revenue grew 11% to S$150 million in 2023
•
Adjusted EBITDA of S$19 million in 2023, up from S$3 million in 2022
•
Active cost management resulted in a 13% Adjusted EBITDA margin in 2023, up from 2% in 2022
•
The Company anticipates full year 2024 revenue of between S$165 million and S$180 million and Adjusted EBITDA of between S$22 million and S$26 million

Singapore – March 1, 2024 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced financial results for the quarter ended December 31, 2023. Revenue of S$42 million in the fourth quarter 2023 increased 4% year over year. Net profit was S$1 million in the fourth quarter and Adjusted EBITDA2 was S$9 million. This compares to a net loss of S$5 million and Adjusted EBITDA2 of S$0.5 million in the fourth quarter of 2022.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, said “Our 2023 results demonstrate our ability to navigate challenging macro-economic conditions and our commitment to profitability. We delivered double-digit revenue growth and a double-digit Adjusted EBITDA margin for the full year. This is a clear testament to our ability to create value for our customers and help property-seekers achieve their home-ownership goals.

Despite less than favorable market conditions in Vietnam and Malaysia, we were able to achieve these results by being laser-focused on optimising costs, adopting internal process automation, improving code quality and productivity. On the technology front, we continue to invest in the transformational use of Generative AI and automation to place us at the forefront of property technology and set us up for consistent improvement in productivity for years to come.

We continue to make proactive changes to build a sustainable, future-proofed business. Following our principle to make focused investments in our identified priorities, we have undertaken a strategic step towards re-architecting our organisation. This will ensure we have set our investment levels commensurate to the opportunity presented, with the right efficiencies to deliver scalable profitable growth for years to come.

We acknowledge that this change is not easy on everyone and extend our heartfelt gratitude to the impacted Gurus for their contributions to the Group and wish them the very best for the next chapter in their careers.

Going forward, while we anticipate ongoing macro challenges, our blueprint for success remains clear – innovate and advance through talent and technology. In 2023, we added key executives to our leadership teams, and at the start of 2024, welcomed Ray Ferguson as PropertyGuru's new Board Chair. Ray brings a wealth of experience from a long and distinguished career of business building, corporate leadership, and market navigation.

We remain confident about the long-term prospects for economic growth and stability in Southeast Asia and our vision where we power communities to live, work, and thrive in tomorrow’s cities.”

1 Based on SimilarWeb data between July 2023 and December 2023.

2 Please refer to non-GAAP reconciliation of net income/(loss) to Adjusted EBITDA section for more details.

Joe Dische, Chief Financial Officer, added “I am pleased with our results in 2023. We delivered 11% revenue growth and a 13% Adjusted EBITDA margin despite significant macro challenges in two core markets, Vietnam and Malaysia.

As we enter 2024 and get closer to positive inflection points in Vietnam and Malaysia, we are encouraged by how successful our internal cost-control, efficiency, and automation efforts were in 2023. We spent the year balancing product innovation and investment with careful cost management and reaped the benefit of these activities throughout the year, particularly in the fourth quarter when our Adjusted EBITDA margin jumped to 22% from 1% in the prior year quarter.

Net income in the fourth quarter of 2023 was S$1 million, a distinct improvement over a loss of S$5 million in the fourth quarter of 2022, and the second sequential quarter in a row of positive net income.

For the full year 2023, all our marketplaces were Adjusted EBITDA positive. There was significant Adjusted EBITDA margin growth in Singapore, Malaysia, and Other Asia. Notably, corporate expenses as a percentage of overall revenue decreased from 39% in 2022 to 37% in 2023.

Looking to 2024, we will continue to focus on expanding internal operating leverage as we look to improve profitability. We are introducing a full year 2024 revenue outlook of S$165 million to S$180 million and a full year Adjusted EBITDA outlook of S$22 million to S$26 million.”

Financial Highlights – Fourth Quarter and Full Year 2023

•
Total revenue increased to S$42 million (+4%) in the fourth quarter as compared to the previous year and increased to S$150 million (+11%) year over year.
•
Marketplaces revenue increased to S$40 million (+4%) in the fourth quarter as compared to the previous year and increased to S$144 million (+10%) year over year as continued strength in Singapore helped to offset ongoing challenges in Vietnam.
•
Revenue by segment:
o
Singapore Marketplaces revenue increased to S$23 million (+23%) in the fourth quarter as compared to the previous year and increased to S$86 million (+24%) year over year, as the number of agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter and the year. Both fourth quarter ARPA (S$1,312) and full year ARPA (S$4,977) were up 22% compared to prior year periods, and the number of agents in Singapore was up over 100 from the third quarter of 2023 to finish the year at 16,424. The renewal rate was 75% in the quarter and 81% for the full year 2023.
o
Malaysia Marketplaces revenue was flat in the quarter at S$8 million (-0.3%) compared to the prior year quarter and increased to S$28 million (+9%) for the full year. Revenue on a Singapore Dollar basis was adversely impacted by depreciation of the Malaysian Ringgit. On a local currency basis, revenue in the fourth quarter was up 5% and revenue in 2023 was up 16%.
o
Vietnam Marketplaces revenue decreased to S$5 million (-22%) in the fourth quarter as compared to the prior year period and decreased to S$17 million (-29%) year over year, as a reduction in the number of listings was partially offset by an increase in the average revenue per listing (“ARPL”). The number of listings was 1.2 million in the fourth quarter down 26% from the fourth quarter of 2022. ARPL was up 3% to S$3.34 in the fourth quarter and was up 14% to S$3.39 for the full year.
o
Fintech & Data services revenue decreased to S$2 million (-10%) in the fourth quarter as compared to the prior year period and increased to S$6 million (+20%) year over year.
•
At quarter-end, cash and cash equivalents were S$306 million.

Information regarding our operating segments is presented below. It is noted that in 2023 the Company no longer removed the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparatives have been retrospectively adjusted accordingly.

	For the Three Months Ended December 31,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	41,506	40,097	3.5%
Marketplaces	39,939	38,350	4.1%
Singapore	23,094	18,805	22.8%
Vietnam	4,587	5,870	-21.9%
Malaysia	7,505	7,531	-0.3%
Other Asia	4,753	6,144	-22.6%
Fintech and data services	1,567	1,747	-10.3%
Adjusted EBITDA	8,928	503
Marketplaces	24,039	18,240
Singapore	17,401	11,441
Vietnam	590	722
Malaysia	3,608	3,429
Other Asia	2,440	2,648
Fintech and data services	(2,262)	(1,940)
Corporate*	(12,849)	(15,797)
Adjusted EBITDA Margin (%)	21.5%	1.3%
Marketplaces	60.2%	47.6%
Singapore	75.3%	60.8%
Vietnam	12.9%	12.3%
Malaysia	48.1%	45.5%
Other Asia	51.3%	43.1%
Fintech and data services	-144.4%	-111.0%

	For the Twelve Months Ended December 31,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	150,135	135,925	10.5%
Marketplaces	144,068	130,861	10.1%
Singapore	85,988	69,241	24.2%
Vietnam	17,130	24,040	-28.7%
Malaysia	27,740	25,388	9.3%
Other Asia	13,210	12,192	8.3%
Fintech and data services	6,067	5,064	19.8%
Adjusted EBITDA	18,912	3,325
Marketplaces	83,843	63,045
Singapore	65,300	47,626
Vietnam	778	5,470
Malaysia	14,803	10,208
Other Asia	2,962	(259)
Fintech and data services	(9,299)	(7,344)
Corporate*	(55,632)	(52,376)
Adjusted EBITDA Margin (%)	12.6%	2.4%
Marketplaces	58.2%	48.2%
Singapore	75.9%	68.8%
Vietnam	4.5%	22.8%
Malaysia	53.4%	40.2%
Other Asia	22.4%	-2.1%
Fintech and data services	-153.3%	-145.0%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of December 31, 2023, PropertyGuru continued its Engagement Market Share3 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 82% – 5.7x the closest peer	Malaysia: 92% – 12.0x the closest peer
Vietnam: 80% – 4.1x the closest peer	Thailand: 54% – 1.9x the closest peer

Full Year 2024 Outlook

The Company anticipates full year 2024 revenues of between S$165 million and S$180 million and Adjusted EBITDA of between S$22 million and S$26 million.

The following near-term factors may impact the Company’s operations in 2024: further delays in the recovery of Vietnam’s property market due to consumer sentiment and access to credit; weaker than expected economic conditions in Malaysia; and additional fiscal policy measures that the Singaporean government may implement. Longer-term, the Company remains bullish on its growth trajectory, prospects for improving profitability, and the fundamental opportunity that exists in our core markets.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Friday, March 1, 2024, at 7:30 a.m. Eastern Standard Time / 8:30 p.m. Singapore Standard Time to discuss the Company's financial results for the fourth quarter and full year 2023. The PropertyGuru (NYSE: PGRU) 4Q 2023 earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_FNSna08_SGuPmen8wrMrTA

An archived version will be available on the Company’s Investor Relations website after the call at https://investors.propertygurugroup.com/news-and-events/events-and-presentations/default.aspx

3 Based on SimilarWeb data between July 2023 and December 2023.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 34 million property seekers4 to connect with over 55,000 agents5 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.8 million real estate listings6, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 16 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business, including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group
Sheena Chopra	Nat Otis
+65 9247 5651	+1 860 906 7860
sheena@propertyguru.com.sg	natotis@propertyguru.com

4 Based on Google Analytics data between July 2023 and December 2023.

5 Based on data between October 2023 and December 2023.

6 Based on data between October 2023 and December 2023.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, and Thailand.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing ("ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA Margin and incremental Adjusted EBITDA over incremental revenue. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), and the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

Incremental Adjusted EBITDA over incremental revenue is calculated as the increase in Adjusted EBITDA over the period divided by the increase in revenue over the same period.

A reconciliation of net income/(loss) to Adjusted EBITDA is provided as follows. It is noted that in 2023 the Company no longer removed the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparative have been retrospectively adjusted accordingly.

	For the Three Months Ended December 31,
	2023	2022
	(S$ in thousands)

Net income/(loss)	1,143	(5,224)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(784)	(650)
Finance income - net	(1,970)	(1,090)
Depreciation and amortization expense	6,133	5,443
Reversal of impairment	(6)	—
Share grant and option expenses	273	1,091
Other losses - net	147	5
Business acquisition transaction and integration cost*	432	415
Restructuring cost**	110	—
Tax expense	3,450	513
Adjusted EBITDA	8,928	503

	For the Twelve Months Ended December 31,
	2023	2022
	(S$ in thousands)

Net loss	(15,269)	(129,193)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(4,122)	(23,341)
Finance (income)/costs - net	(7,320)	680
Depreciation and amortization expense	23,905	21,190
Impairment	5,536	—
Share grant and option expenses	5,400	5,524
Other losses - net	2,476	1,471
Business acquisition transaction and integration cost*	2,156	4,378
Legal and professional fees incurred for IPO	—	16,570
Share listing expense	—	104,950
Restructuring cost**	2,183	—
Tax expense	3,967	1,096
Adjusted EBITDA	18,912	3,325

*Certain amounts in the prior year have been adjusted to conform to the current year presentation.

**The restructuring cost is in regard to the phase out of the Indonesia marketplace.

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to sustain profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the impact of government and regulatory policies on real estate or credit markets in Vietnam and other countries in which the Group operates; fluctuations in foreign currency exchange rates, particularly in Malaysia; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates; general economic conditions in the countries in which the Group operates; political instability in the jurisdictions in which the Group operates; political unrest, terrorist activities and other geopolitical risks, including the ongoing military actions between Russia and Ukraine and between Israel and Hamas; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic on the business of the Group; the Group’s ability to integrate newly acquired businesses or companies and the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs; restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination; technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2023	2022**	2023	2022**
	(S$ in thousands, except share and per share data)

Revenue	41,506	40,097	150,135	135,925
Other income	2,758	1,334	8,720	2,787
Other gains - net	637	644	1,646	21,870

Expenses
Sales commission	(2,802)	(2,694)	(9,131)	(11,163)
Referral fees	(529)	(665)	(2,286)	(2,201)
Merchant fees	(685)	(508)	(3,294)	(2,444)
Awards and events costs	(1,804)	(1,856)	(3,957)	(3,255)
Advertising and platform fees	(1,063)	(1,154)	(2,759)	(3,004)
Salary and staff costs	(14,954)	(17,004)	(72,971)	(71,170)
Marketing expenses	(5,786)	(4,737)	(15,446)	(16,760)
Technology expenses	(3,332)	(3,250)	(13,163)	(11,398)
Legal and professional	(1,289)	(3,003)	(6,194)	(7,596)
Share grant and option expenses	(273)	(1,091)	(5,400)	(5,524)
Depreciation and amortization	(6,133)	(5,443)	(23,905)	(21,190)
Reversal of impairment/(Impairment) loss on financial assets	642	(1,222)	123	(1,139)
Reversal of impairment/(Impairment) of intangible assets	6	—	(5,463)	—
Impairment of plant, equipment and right-of-use assets	—	—	(73)	—
Finance cost	(212)	(145)	(578)	(2,396)
Legal and professional fee incurred for IPO	—	—	—	(16,570)
Share listing expense	—	—	—	(104,950)
Other expenses	(2,094)	(4,014)	(7,306)	(7,919)
Total expenses	(40,308)	(46,786)	(171,803)	(288,679)
Profit/(Loss) before income tax	4,593	(4,711)	(11,302)	(128,097)
Tax expense	(3,450)	(513)	(3,967)	(1,096)

Net income/(loss) for the period	1,143	(5,224)	(15,269)	(129,193)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(14,231)	(29,615)	(20,952)	(19,703)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation	—	(13)	—	(15)
Other comprehensive loss for the period, net of tax	(14,231)	(29,628)	(20,952)	(19,718)
Total comprehensive loss for the period	(13,088)	(34,852)	(36,221)	(148,911)

Earnings/(loss) per share for income/(loss) attributable to equity holders of the Group
Basic earnings/(loss) per share for the period	0.01	(0.03)	(0.09)	(0.84)

Diluted earnings/(loss) per share for the period	0.01	(0.03)	(0.09)	(0.84)

**Certain amounts in the prior year have been reclassified to conform to the current year presentation and re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of December 31, 2023	As of December 31, 2022
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	306,398	309,233
Trade and other receivables	15,810	18,145
	322,208	327,378
Non-current assets
Trade and other receivables	2,677	4,559
Intangible assets*	378,178	393,636
Plant and equipment	1,691	2,535
Right-of-use assets	8,414	11,475
	390,960	412,205
Total assets*	713,168	739,583
LIABILITIES
Current liabilities
Trade and other payables	26,637	29,737
Lease liabilities	4,222	4,104
Deferred revenue	61,066	50,753
Provisions	148	280
Current income tax liabilities	4,019	4,302
	96,092	89,176
Non-current liabilities
Trade and other payables	518	296
Lease liabilities	5,352	8,339
Deferred income tax liabilities*	4,981	2,038
Provisions	764	672
Warrant liabilities	649	4,775
	12,264	16,120
Total liabilities*	108,356	105,296

Net assets*	604,812	634,287

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,094,543	1,081,320
Share reserve	11,215	17,692
Capital reserve	785	785
Translation reserve	(37,913)	(16,961)
Accumulated losses*	(463,818)	(448,549)
Total Shareholders' Equity*	604,812	634,287

*Certain amounts in the prior year have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Twelve Months Ended December 31
	2023	2022
	(S$ in thousands)

Cash flows from operating activities
Loss for the period*	(15,269)	(129,193)
Adjustments for:
- Tax expense*	3,967	1,096
- Employee share grant and option expense	4,859	3,856
- Non-executive director share grant and option expense	541	1,848
- Depreciation and amortization*	23,905	21,190
- Impairment of intangible assets	5,463	—
- Impairment of plant, equipment and right-of-use assets	73	—
- Loss on disposal of plant and equipment and intangible assets	33	101
- Gain on lease modification	(26)	(194)
- (Reversal of impairment)/Impairment loss on financial assets*	(123)	1,139
- Interest income	(7,898)	(1,716)
- Finance cost	578	2,396
- Unrealised currency translation loss	1,801	2,384
- Fair value gain on warrant liabilities	(4,122)	(23,341)
- Share listing expense	—	104,950
	13,782	(15,484)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	4,892	(3,239)
- Trade and other payables	(2,946)	(7,415)
- Deferred revenue	10,313	3,371
Cash provided by/(used in) operations	26,041	(22,767)
Interest received	7,347	1,704
Income tax paid	(1,056)	(1,586)
Net cash provided by/(used in) operating activities	32,332	(22,649)

Cash flows from investing activities
Acquisition of a subsidiary	—	(2,234)
Additions to plant and equipment	(783)	(1,431)
Additions of intangible assets	(25,314)	(22,179)
Proceeds from disposal of plant and equipment	—	31
Net cash used in investing activities	(26,097)	(25,813)

Cash flows from financing activities
Interest paid	(546)	(2,214)
Principal payment of lease liabilities	(4,306)	(4,324)
Repayment of borrowings	—	(17,057)
Proceeds from reorganisation	—	142,145
Proceeds from the shares issued to PIPE investors	—	178,653
Transaction cost in relation to issuance of PIPE shares	—	(7,664)
Proceeds from issuance of ordinary shares	527	1,733
Net cash (used in)/provided by financing activities	(4,325)	291,272

Net increase in cash and cash equivalents	1,910	242,810

Cash and cash equivalents
Beginning of the twelve months ended 31 December	309,233	70,236
Effects of currency translation on cash and cash equivalents	(4,745)	(3,813)
End of the twelve months ended 31 December	306,398	309,233

*Certain amounts in the prior year have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.